UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant [X]
Filed by a Party other than the Registrant [   ]

Check the appropriate box:

[   ]   Preliminary Proxy Statement
[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]   Definitive Proxy Statement
[   ]   Definitive Additional Materials
[   ]   Soliciting Material Pursuant to §240.14.a-11(c) or §240.14a-12

_____CPI Corp._____
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]   No fee required.
[   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

   1)   Title of each class of securities to which transaction applies:

_____Common Stock $.40 Par Value_____

   2)   Aggregate number of securities to which transaction applies:

_____8,100,868_____

   3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule
          0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

_____

   4)   Proposed maximum aggregate value of transaction:

_____

   5)   Total fee paid:

_____

          **Persons who are to respond to the collection of information contained in this
          form are not required to respond unless the form displays a currently valid
          OMB control number.**

[   ]   Fee paid previously with preliminary materials.

[ ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

_____

     2)   Form, Schedule or Registration Statement No:

          Schedule 14A_____

     3)   Filing Party:

          CPI Corp. by Computershare_____

     4)   Date Filed:

          5/16/03_____



CPI CORP.

1706 WASHINGTON AVENUE
ST. LOUIS, MISSOURI 63103
TELEPHONE (314) 231-1575

May 16, 2003

DEAR CPI CORP. STOCKHOLDER:

Please join me at 10:00 a.m. (CDT), Thursday, June 5, 2003, for the 2003 Annual Meeting of Stockholders of CPI Corp. The meeting will be held at the Company's offices at 1706 Washington Avenue, St. Louis, Missouri 63103.

Your vote is important in the governance of CPI. Please complete, date, sign and return the enclosed proxy card. If you subsequently decide to attend the meeting, you may vote your shares in person.

We appreciate your participation in our Annual Meeting and look forward to seeing you.

Sincerely,

Dave Pierson

DAVE PIERSON
Chairman of the Board of Directors
and Chief Executive Officer



CPI CORP.

NOTICE OF ANNUAL STOCKHOLDERS' MEETING

TO OUR STOCKHOLDERS:

The Annual Meeting of the Stockholders of CPI Corp. (the "Company") will be held on Thursday, June 5, 2003, at 10:00 a.m. (CDT), at CPI Corp., 1706 Washington Avenue, St. Louis, Missouri 63103. The items of business to be transacted at this meeting are as follows:

1. To elect a Board of Directors for the ensuing year;

2. To act upon a proposal to ratify the appointment of KPMG LLP as the Company's independent certified public accountants for the fiscal year ending February 7, 2004; and

3. To act upon such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has specified April 24, 2003, at the close of business, as the record date for the purpose of determining the stockholders who are entitled to receive notice of and to vote at the Annual Meeting. A list of the stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder at the meeting. For ten days prior to the Annual Meeting, this stockholder list will also be available for inspection by stockholders at the Company's offices at 1706 Washington Avenue, St. Louis, Missouri 63103, during regular business hours.

The Proxy Statement for the Annual Meeting is set forth on the following pages.

We urge you to promptly sign, date, and return your Proxy even if you plan to attend the meeting. If you do attend the meeting, you may vote your shares in person, thereby canceling the Proxy. The prompt return of Proxies will save the Company the expense of further requests for Proxies to ensure a quorum at the meeting. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience.

By Order of the Board of Directors

Jane E. Nelson

JANE E. NELSON
Secretary and General Counsel

Dated and mailed: May 16, 2003

TABLE OF CONTENTS



1706 WASHINGTON AVENUE
ST. LOUIS, MISSOURI 63103

PROXY STATEMENT OF THE BOARD OF DIRECTORS FOR
THE ANNUAL MEETING OF STOCKHOLDERS OF CPI CORP.
TO BE HELD ON JUNE 5, 2003

SOLICITATION AND REVOCATION OF PROXY

This Proxy Statement and the accompanying Proxy are being mailed beginning May 16, 2003, to holders of common stock of CPI Corp., a Delaware corporation (the "Company"), in connection with the solicitation of Proxies by the Board of Directors for the Annual Meeting of Stockholders to be held on June 5, 2003, at 10:00 a.m. (CDT), at the principal offices of CPI Corp., at 1706 Washington Avenue, St. Louis, Missouri 63103, or at any adjournment thereof (the "Meeting"). Proxies are solicited to provide all stockholders of the Company with the opportunity to vote. Shares may only be voted at the Meeting if the stockholder is present in person or represented by a Proxy.

The cost of preparing, mailing, and soliciting Proxies will be borne by the Company. In addition to solicitation by the Company by mail, directors, officers, and regular employees of the Company may solicit Proxies personally and by telephone, facsimile, or other means, for which they will receive no compensation in addition to their normal compensation. The Company has also retained Computershare Investor Services, 2 North LaSalle St., Chicago, IL 60602, to assist in the solicitation of Proxies from stockholders, including brokerage houses and other custodians, nominees, and fiduciaries, and will pay Computershare's out-of-pocket expenses. Arrangements have also been made with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of common stock held of record by such persons, and the Company may reimburse them for their reasonable out-of-pocket and clerical expenses.

A stockholder giving a Proxy may revoke it by (i) delivering a written notice of revocation to the Secretary of the Company at the principal offices of the Company at the address set forth above at any time before the commencement of the Meeting or any adjournment thereof; (ii) attending and voting at the Meeting in person; or (iii) executing and delivering to the Secretary of the Company a Proxy bearing a date and time later than that of the Proxy to be revoked. Revocation of a Proxy will not affect any vote previously taken.

If a stockholder wishes to give a Proxy to someone other than the persons indicated on the accompanying Proxy, the stockholder must cross out the names appearing on the Proxy and insert the name or names of another person or persons to act as Proxies. The signed Proxy must be presented at the Meeting by the person or persons representing the stockholder.

OTHER MATTERS

The Meeting has been called for the purposes set forth in the Notice of Annual Meeting (the "Notice") to which this Proxy Statement is appended. The Board of Directors does not anticipate that matters other than those described in the Notice will be brought before the Meeting for stockholder action, but if any other matters properly come before the Meeting, votes thereon will be cast by the Proxy holders in accordance with their best judgment.

PROPOSALS BY HOLDERS OF SHARES OF COMMON STOCK

To be considered for inclusion in next year's annual meeting proxy statement, shareholder proposals must arrive at the offices no later than the close of business on January 17, 2004. Proposals should be addressed to the attention of the Company's Secretary, 1706 Washington Avenue, St. Louis, Missouri 63103.

For any proposal that is not submitted for inclusion in next year's annual meeting proxy statement, but is instead sought to be presented directly at the 2004 annual meeting, rules of the Securities and Exchange Commission permit the director to vote proxies in their discretion if: (i) the Company receives notice of the proposal and advises stockholders in its 2004 annual meeting proxy statement about the nature of the matter and how the directors intend to vote on such matter; or (ii) the Company does not receive notice of the proposal prior to the close of business on March 7, 2004. Any proposal received after March 7, 2004, will be considered untimely and might not be considered at the 2004 annual meeting. Notices of intention to present proposals at the 2004 annual meeting should be addressed to the attention of the Company's Secretary, 1706 Washington Avenue, St. Louis, Missouri 63103.

OUTSTANDING SHARES AND VOTING RIGHTS

Only holders of common stock of the Company of record at the close of business on April 24, 2003, are entitled to notice of, and to vote at, the Meeting. Each share of common stock outstanding on the record date is entitled to one vote on all matters properly coming before the Meeting. As of the close of business on April 24, 2003, there were 8,100,868 shares of common stock issued and outstanding; 50% of these shares constitutes a quorum and must be present in person or by Proxy at the Meeting to conduct business. At the Company's 2000, 2001 and 2002 annual meetings, 87%, 86.5% and 89.4% respectively, of the issued and outstanding shares of common stock were present and voting. The Company has no issued and outstanding shares of any other class of stock.

Unless you indicate to the contrary, the persons named in the accompanying Proxy will vote for:

(1) **the election as directors of the nominees named herein; and**

(2) **the ratification of the appointment of KPMG LLP as independent auditors for the Company's fiscal year 2003.**

When a Proxy is returned to the Company properly signed and dated, the persons designated as Proxies will vote the shares represented by the Proxy in accordance with the stockholder's directions. If a Proxy is signed, dated, and returned without specifying choices on one or more matters presented to the stockholders, the shares will be voted on such matter or matters as recommended by the Company's Board of Directors.

Directors of the Company will be elected by a plurality vote. All other questions will be determined by a majority of the votes cast thereon. Proxies for shares marked "abstain" on a matter will be considered to be represented at the Meeting, but not voted for those purposes. Shares registered in the names of brokers or other "street name" nominees for which Proxies are voted on some but not all matters will be considered to be represented at the Meeting, but will be considered to be voted only as to those matters actually voted.

ELECTION OF DIRECTORS (Proxy Item No. 1)

The Company's By-laws provide that the number of directors constituting the full Board of Directors shall be not more than nine. The Nominating and Governance Committee recommended, and the Board of Directors concurred, that the eight incumbent directors be re-elected at the Meeting, each to serve for a term of one year and thereafter until their successors are duly elected and qualified. Proxies may not be cast for more than eight nominees.

Unless authority to vote is withheld, the enclosed Proxy will be voted for the election of the nominees as directors of the Company. If any one or more of the nominees becomes unavailable for election, which is not anticipated, the holders of the Proxies, acting pursuant to the authority granted by the Proxy, will vote for such person or persons as may be designated by the Board of Directors.

The name of each nominee, the year each present director first joined the Board, and the nominees' principal occupations and ages are:

Name	Director Since	Principal Occupation	Age
Edmond S. Abrain	2002	President, ESA, Inc.	63
James R. Clifford	2002	Former President and Chief Operating Officer, Sears, Roebuck and Co. Full Line Stores (Retired)	57
Joanne Sawhill Griffin	2002	Vice President of Administration/Corporate Vice President, Enterprise Rent-A-Car	53
Lee M. Liberman	1982	Chairman Emeritus of the Board of Directors of Laclede Gas Company	81
J. David Pierson	2001	Chairman of the Board, Chief Executive Officer and President of the Company	56
Nicholas L. Reding	1992	Chairman of the Board of the Nidus Center for Scientific Enterprise	68
Martin Sneider	1994	Adjunct Professor of Retailing at Washington University of St. Louis, Missouri	60
Virginia V. Weldon	2002	Former Senior Vice President for Public Policy, Monsanto Company, St. Louis, Missouri (Retired); Chairman of the St. Louis Symphony Orchestra	67

Edmond S. Abrain is President of ESA, Inc., a consulting firm based in Sherman, New York. From 1997 until July 2002, he was President of the Titleist and Cobra Divisions of the Acushnet Company, a manufacturer of golf equipment, golf balls and golf accessories located in Fairhaven, Massachusetts. In the preceding twelve years, Mr. Abrain served as President and Chief Operating Officer of each of the following organizations: Aldila Corporation; Powerbilt Golf Division; Wilson Sporting Goods, Inc., Golf Division and Vermont Castings. Prior to 1985, Mr. Abrain held other executive positions in marketing and operations and served as Vice President of Finance and Treasurer of Kleistone Rubber Company. Mr. Abrain is a member of the Audit Committee and the Compensation Committee.

James R. Clifford served as President and Chief Operating Officer of Sears, Roebuck and Co. Full Line Stores, a general merchandise retailer in Chicago, Illinois, from 1998 until his retirement in August 2001, and as President, Chief Operating Officer and Director of Sears Canada from 1993 to 1998. Prior to joining Sears, Mr. Clifford was Executive Vice President, Chief Financial and Administrative Officer for Gottschalk's Inc.; Senior Vice President, Chief Financial and Administrative Officer and Director of Russ Togs, Inc.; Executive Vice President Administration of Saks Fifth Avenue; and Vice President Strategic Planning and Vice President/Treasurer of Batus, Inc. Mr. Clifford chairs the Audit Committee and is a member of the Finance and Investment Committee.

Joanne Sawhill Griffin is Vice President of Administration/Corporate Vice President of Enterprise-Rent-A-Car, a St. Louis, Missouri-based company which is engaged in automobile leasing, car rental and related services. She has held this position since 1995. Ms. Griffin joined Enterprise, the largest car rental company in North America, in 1990. Ms. Griffin has also held executive positions in finance, marketing systems and sales with Xerox Corporation. Prior to joining Xerox in 1979, she held various merchandising positions with Associated Dry Goods. She is also a Director of BJC Health System. Ms. Griffin serves on the Compensation Committee and the Nominating and Governance Committee.

Lee M. Liberman is Chairman Emeritus of Laclede Gas Company, a St. Louis, Missouri, public utility, where he served as Chairman of the Board from 1976 until his retirement in 1993. He was also Chief Executive Officer of Laclede Gas from 1976 until 1991. Mr. Liberman is a director of Furniture Brands, Inc. and DT Industries. He chairs the Company's Compensation Committee and serves on the Audit Committee.

J. David Pierson joined the Company in March, 2001, as Chairman and Chief Executive Officer and became President of the Company in February, 2002. He served as President of Cole Licensed Brands, a division of Cole National Corporation ("Cole"), from 1996 until he resigned to join the Company. He joined Cole in 1988 as Vice President, Operations and was subsequently promoted to Executive Vice President, Operations and Manufacturing and later to General Manager for Cole. Cole manufactures and sells eyeglasses as well as contact lenses and related services. Prior to joining Cole, Mr. Pierson was an executive with leading retailers, including Federated Department Stores and Target Stores. He is a member of the Board of Directors of International Multifoods Corp.

Nicholas L. Reding is Chairman of the Board of Directors of the Nidus Center for Scientific Enterprise, a business incubator in St. Louis, Missouri, that focuses on plant science and biotechnology. He is also Chairman of the Keystone Center in Keystone, Colorado, an organization that uses scientific reasoning, analytical frameworks and alternative dispute resolution techniques to help citizens from all over the world work together toward building consensus and sustainable policies. From 1992 until his retirement in 1998, Mr. Reding served as Vice Chairman of the Board of Monsanto Company, a St. Louis, Missouri, manufacturer of agricultural and food products sold worldwide. Prior to that time, he served as Executive Vice President of Monsanto, with responsibility for environment, safety, health and manufacturing operations and as President of Monsanto Agricultural Company, an operating unit of Monsanto Company. Mr. Reding also serves as a director of International Multifoods Corp. and Meredith Corp. He is Chair of the Nominating and Governance Committee and a member of the Compensation Committee.

Martin Sneider is an Adjunct Professor of Retailing at Washington University of St. Louis, Missouri. From 1987 until 1995, Mr. Sneider served as President of Edison Brothers Stores, Inc., a St. Louis, Missouri-based company that operated numerous specialty retail chains nationwide. He currently serves as a member of the Board of Trustees of St. Louis Children's Hospital. Mr. Sneider chairs the Company's Finance and Investment Committee and serves as a member of the Audit Committee.

Dr. Virginia V. Weldon was Senior Vice President of Public Policy for the Monsanto Company in St. Louis, Missouri, from 1989 until 1998. After her retirement from Monsanto, she served as the Director of the Center for the Study of American Business at Washington University for two years. Since 2000, Dr. Weldon has served as Chairman of the Board of the St. Louis Symphony Orchestra. Prior to joining Monsanto, Dr. Weldon was Deputy Vice Chancellor for Medical Affairs at Washington University School of Medicine and a professor of pediatrics. She also served as Vice President of the Washington University Medical Center. Dr. Weldon is a director of Quintiles Transnational Corporation, and she serves as a trustee of the California Institute of Technology. She is a member of the Company's Finance and Investment Committee and the Nominating and Governance Committee.

The Board of Directors recommends a vote "FOR" each of the following nominees: Edmond S. Abrain; James R. Clifford; Joanne Sawhill Griffin; Lee Liberman; J. David Pierson; Nicholas L. Reding; Martin Sneider and Virginia Weldon.

EXECUTIVE OFFICERS

Following is a list of the members of the Company's Executive Committee of Officers, together with their respective ages and the positions in which they have served the Company:

J. David Pierson (56)	Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Pierson joined the Company in March, 2001, as Chairman and Chief Executive Officer. He was elected President of the Company in February, 2002. From 1996 until his resignation in 2001, Mr. Pierson served as President of Cole Licensed Brands, a division of Cole National Corporation

("Cole"). He joined Cole in 1988 as Vice President, Operations and was subsequently promoted to Executive Vice President, Operations and Manufacturing, and General Manager.

John M. Krings (54)	Vice President of the Company; President, Portrait Studio Division. Mr. Krings joined the Company in October, 2001, as Senior Executive Vice President, Operations and was promoted to President of the Portrait Studio Division and elected Vice President of the Company in 2002. From 1993 to 2001, he held executive positions with Sears, Roebuck and Co., including Vice President and General Manager of Licensed Business; Vice President, Human Resources; and Vice President and General Manager, Product Services.
Gary W. Douglass (52)	Executive Vice President, Finance/Chief Financial Officer and Treasurer of the Company. Mr. Douglass joined the Company in his current position in April, 2002. From 1998 through 2001, he was Senior Vice President, Finance and Administration/Chief Financial Officer for DTI Holdings, a wholesale provider of voice and data transmission services based in St. Louis, Missouri. Mr. Douglass served as Executive Vice President/Chief Financial Officer of Roosevelt Financial Group and Roosevelt Bank in St. Louis, Missouri, from 1995 to 1997. He also held a broad range of management positions during his twenty-three year tenure with the St. Louis, Missouri, office of the international firm of Deloitte and Touche, LLP, including Partner-in-Charge of Accounting and Auditing Services.
Jane E. Nelson (53)	Secretary of the Company and General Counsel. Ms. Nelson joined the Company in 1988 as Assistant General Counsel and subsequently served as Associate General Counsel and Assistant Secretary. She was promoted to her current position in 1993.
Peggy Deal (53)	Executive Vice President, Field Operations for the Portrait Studio Division. Before joining the Company in October, 2002, Ms. Deal held several leadership positions during her twenty-nine year tenure with Cole National Corporation, including Senior Vice President of company-owned and franchised stores (domestic and international) across multiple store chains such as Pearle Vision, Sears Optical, Target Optical and BJ's Wholesale Club Optical. She also served as the Vice President of Merchandising, Store Planning and Real Estate, Professional Services and Customer Service for Cole.
Thomas P. Gallahue (52)	Executive Vice President of Studio Development and Operations. Prior to joining the Company in April, 2002, Mr. Gallahue enjoyed a thirty-year career with Sears, Roebuck and Co. where he held various executive positions, including Store Manager, Regional Product Service Manager, Director of Sales Development for Home Appliances and District General Manager.
Stephen A. Glickman (58)	Executive Vice President, Marketing/Advertising. Mr. Glickman served as Vice President, Marketing, Portrait Studio Division from June, 1994, until he was promoted to his current position in 2002. He joined the Company in 1981 as Vice President, Operations, Home Services Division. He served as Assistant to the President from 1985 to 1989, and Executive Vice President of the Portrait Studio Division from 1989 to 1994.
Fran Scheper (57)	Executive Vice President, Human Resources. Ms. Scheper joined the Company in 1967 as a Personnel Assistant and was subsequently promoted to

Assistant Personnel Director and Vice President, Human Resources. She was appointed to her current position in 1992.

Jeffrey S. Sexton (34)   Executive Vice President, Chief Information Officer. Mr. Sexton joined the Company in 2002, first serving six months as Interim Chief Information Officer. Prior to joining the Company, Mr. Sexton was a Principal with Sexton Group LLC where he provided management consulting services. From 1999 to 2001, he was President and Chief Operating Officer of EpicEdge, Inc., a professional services firm that provides technology-based business solutions to multi-national companies, and from 1996 to 1999 he was Managing Partner and President of COAD Solutions, a management and technical consulting firm. Mr. Sexton began his career in 1990 at Electronic Data Systems as a Systems Engineer and has held various technology and business leadership positions at both emerging and established corporations.

Richard Tarpley (57)   Executive Vice President, Manufacturing. Mr. Tarpley joined the Company in 1970 as Cost Control Supervisor and was subsequently promoted to various positions in manufacturing, including Vice President, Lab Operations in 1984. He served in that position until he was promoted to his current position in 1995.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the Company's best knowledge, the following table sets forth beneficial owners of more than five percent (5%) of the common stock of the Company as of their respective reporting dates.

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Common Stock	Van Den Berg Management 1301 Capital of Texas Hwy, Suite B-228 Austin, Texas 78746	1,514,526 (1)	18.83%
Common Stock	NewSouth Capital Management, Inc. 1100 Ridgeway Loop Road, Suite 444 Memphis, Tennessee 38120	955,468 (2)	11.90%
Common Stock	First Manhattan Co. 437 Madison Avenue New York, New York 10022	455,500 (3)	5.60%
Common Stock	Barclays Bank PLC 45 Fremont Street San Francisco, California 94105	446,855 (4)	5.56%
Common Stock	DePrince, Race & Zollo, Inc. 201 S. Orange Ave., Suite 850 Orlando, Florida 32801	419,200 (5)	5.21%

(1) As reported on Amendment No. 22 to its Schedule 13G, filed March 5, 2003, Van Den Berg Management ("Van Den Berg"), an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940, beneficially owned 1,514,526 shares or approximately 18.83% of the shares outstanding as of that date. Van Den Berg has sole voting and sole dispositive power with respect to 49,388 shares and shared voting and shared dispositive power with respect to 1,465,138 shares.

(2) As reported on Amendment No. 10 to its Schedule 13G, dated January 10, 2003, NewSouth Capital Management, Inc., ("NewSouth"), an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940, was the owner of 955,468 shares as of December 31, 2002, representing

approximately 11.90% of the total shares outstanding on that date. NewSouth has sole voting power for 751,168 shares and sole dispositive power for 955,468 shares. It has no voting or shared dispositive power.

(3)   As reported on Amendment No. 2 to its Schedule 13G, filed February 12, 2003, First Manhattan Co. ("First Manhattan"), an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940, beneficially owned 455,500 shares, or approximately 5.60% of the total outstanding shares, including 94,000 shares owned by family members of Senior Managing Directors of First Manhattan, which were reported for informational purposes. First Manhattan disclaims dispositive power as to 84,000 of such shares and beneficial ownership as to 10,000 shares. It has sole voting and sole dispositive power with respect to 94,000 shares, shared voting power as to 361,500 shares and shared dispositive power as to 455,500.

(4)   As reported on Schedule 13G, dated February 10, 2003, Barclays Global Investors, NA. and Barclays Global Fund Advisors, both of which are subsidiaries of Barclays Bank PLC, a bank as defined under Section 3(a)(6) of the Securities and Exchange Act of 1934, beneficially owned an aggregate of 446,855 shares, or approximately 5.56% of the total outstanding shares on that date.   Barclays Global Investors has sole voting and sole dispositive power with respect to 327,918 shares constituting 4.08% of outstanding shares. Barclays Global Fund Advisors has sole voting and sole dispositive power with respect to 118,937 shares, constituting 1.48% of outstanding shares. All shares are held in trust for the benefit of the beneficiaries of the trust accounts.

(5)   As reported on its Schedule G, dated February 7, 2003, DePrince, Race & Zollo, Inc. ("DePrince"), an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940, beneficially owned 419,200 shares, or approximately 5.21% of the total outstanding shares on that date. DePrince has sole voting and sole dispositive power with respect to all 419,200 shares.

SECURITY OWNERSHIP OF MANAGEMENT

Information is set forth below regarding beneficial ownership of Common Stock of the Company as of April 24, 2003, by (i) each person who is a director and nominee; (ii) each executive officer named in the Summary Compensation Table on page 14; and (iii) all directors and executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares.

(1) Title of Class	(2) Name of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Common Stock	Edmond S. Abrain	0	*
Common Stock	James R. Clifford	0	*
Common Stock	Gary W. Douglass	7,000(a)	*
Common Stock	Joanne S. Griffin	1,000	*
Common Stock	Timothy A. Hufker	6,905(a)(b)	*
Common Stock	John M. Krings	15,256(a)(b)	*
Common Stock	Lee M. Liberman	400(c)	*
Common Stock	J. David Pierson	51,000(a)	*
Common Stock	Nicholas L. Reding	5,209(c)	*
Common Stock	Fran Scheper	11,645(a)(b)	*
Common Stock	Martin Sneider	4,100(c)	*
Common Stock	Richard Tarpley	12,940(a)(b)(d)	*
Common Stock	Virginia V. Weldon	500	*
Common Stock	18 Directors and Executive Officers as a group	133,428(a)(b)(c)(d)	1.65%

*Percentage does not exceed one percent.

(a) Includes the following shares which such persons have the right to acquire within 60 days after April 24, 2003, upon the exercise of employee stock options: Mr. Douglass: 5,000; Mr. Hufker: 6,124; Mr. Krings: 12,500; Mr. Pierson: 50,000; Ms. Scheper: 10,191; Mr. Tarpley: 10,191; and directors and executive officers as a group: 101,049. The exercise prices for all options exercisable within 60 days range from $14.37 to $21.125. Market Value as of April 24, 2003, was $13.26.

(b) Includes 876 shares for Mr. Hufker; 256 shares for Mr. Krings; 1,203 shares for Ms. Scheper; 533 shares for Mr. Tarpley; and 4,506 shares for executive officers as a group, all held under the CPI Corp. Employees' Profit Sharing Plan and Trust. The executives have neither voting power nor investment power with respect to these shares.

(c) Includes Phantom Stock Rights, which on the date of award are based on value of common stock, as follows: Mr. Reding: 4,000 and Mr. Sneider: 3,600; excludes Growth Units for Deferred Compensation, which are based on book value, as follows: Mr. Liberman: 79,846 Growth Units, and Mr. Reding: 16,562 Growth Units. See page 11 for further explanation of Phantom Stock Rights and Growth Units.

(d) Includes 941 shares beneficially owned by Mr. Tarpley's wife, as to which he has neither voting nor investment power.

BOARD AND COMMITTEE MEETINGS

During the fiscal year ended February 1, 2003 ("fiscal year 2002"), the Company's Board of Directors met ten times and acted by unanimous written consent on seven occasions. All directors attended more than 75% of all Board and Committee meetings that they were eligible to attend. During fiscal year 2002, the Board revised all Committee Charters and the Company's Code of Business Conduct and Ethics. It also developed recommended Corporate Governance Guidelines, set forth in Appendix A, and commenced implementation of an evaluation process for the Chairman and Chief Executive Officer and the Board of Directors.

The revised Code of Business Conduct and Ethics applies to all employees of the Company, including the principal executive officer, the principal financial officer, and the principal accounting officer. It is set forth in Exhibit B and is available without charge upon request submitted to the Secretary of the Company at 1706 Washington Avenue, St. Louis, Missouri 63103.

The Board of Directors has four committees: Audit, Compensation, Nominating and Governance, and Finance and Investment. The Audit Committee's members are Messrs. Clifford (Chairman), Abrain, Liberman and Sneider. All of the members of the Audit Committee are independent. The Committee held five meetings during the last fiscal year.

The Audit Committee reviews annual and quarterly financial statements of the Company; selects and supervises the Company's independent auditors and defines their scope of work. The Committee also evaluates recommendations of the auditors, recommends areas of review to the Company's management, and reviews and evaluates the Company's accounting policies, reporting practices, and internal controls. A more detailed description of the Committee's responsibilities is set forth in the Committee's Charter in Appendix C.

The Compensation Committee's members are Messrs. Liberman (Chairman), Abrain and Reding and Ms. Griffin. The Committee held two meetings during the last fiscal year and acted by unanimous consent on seven occasions. The Compensation Committee reviews annually the performance of principal officers, establishes annual salaries and incentives for principal officers and reviews periodically the Company's compensation and benefit plans. The Compensation Committee also serves as the Stock Option Committee under the Company's 1991 Stock Option Plan and the Voluntary Stock Option Plan and as the governing committee for the Restricted Stock Plan. The Compensation Committee's Charter is set forth in Appendix D.

The Nominating and Governance Committee, whose members are Mr. Reding (Chairman), Ms. Griffin and Dr. Weldon, held two meetings during fiscal year 2002. The Committee is charged with nominating qualified members for the Company's Board of Directors and monitoring developments in governance of publicly-held companies.

The Committee's Charter is set forth in Appendix E. The Nominating and Governance Committee will consider nominees recommended by stockholders. Any stockholder who desires to recommend a prospective nominee should forward the name, address and telephone number of such prospective nominee, together with a description of the nominee's qualifications and relevant business and personal experience, to the Company's Secretary.

Messrs. Sneider (Chairman) and Clifford and Dr. Weldon serve on the Company's Finance and Investment Committee. The Committee met four times in fiscal year 2002 to review investment policy, investment performance, dividend policy and financing plans. The Committee also makes recommendations to management as necessary to ensure sound management of the Company's assets and its ability to meet employee plan obligations. The Committee's Charter is set forth in Appendix F.

REPORT OF THE AUDIT COMMITTEE

To Our Stockholders:

The Audit Committee is comprised of four independent directors. We perform our responsibilities in accordance with the committee charter adopted by the Board of Directors and set forth in Appendix C. In performing our duties, the Audit Committee has:

(1) reviewed and discussed the audited financial statements of the Company with management;

(2) discussed with the Company's independent auditors, KPMG LLP ("KPMG"), all matters required to be discussed by Statement of Auditing Standards No. 61;

(3) received from KPMG written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committee;

(4) discussed with KPMG its independence from the Company, including whether KPMG's provision of the non-audit services described below under "All Other Fees" is compatible with maintaining its independence; and

(5) reviewed and approved the fees paid to KPMG, as described in the section following our report.

Based on the review and discussions described above, the Audit Committee recommended that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal year 2002 for filing with the Securities and Exchange Commission.

Further, the Audit Committee has appointed KPMG to audit the books of the Company for fiscal year 2003, ending February 7, 2004, and we recommend that you ratify that appointment.

THE CPI CORP. AUDIT COMMITTEE

James R. Clifford, Chair   Edmond S. Abrain   Lee Liberman   Martin Sneider

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

Audit Fees

The Company paid $180,000 for KPMG's audit of the Company's annual financial statements and review of the financial statements included in the Company's 10-Qs for fiscal year 2002.

All Other Fees

The Company paid KPMG $26,000 for review of its tax returns and the tax returns of its Canadian subsidiary, CPI Corp. (Canada), tax planning and other tax services for the Company's new subsidiary, CPI Portrait Studios de Mexico, S. de R.L de C.V., and services related to the sale of the Company's Wall Décor Division (Prints Plus). In addition, the Company paid KPMG $23,000 in audit-related fees for audits of certain employee benefit plans and statutory audits of the Company's Puerto Rican operations.

COMPENSATION OF DIRECTORS

In fiscal year 2002, each director who is not an officer of the Company received a retainer of $20,000, plus $1,000 for each Board and Committee meeting he or she attended. The Chair of each Board Committee received an additional retainer of $2,500. Mr. Pierson received no retainer or other compensation for service as a director because he is an officer of the Company.

Non-management Directors may defer receipt of retainers and meeting fees under the provisions of the CPI Compensation and Retirement Plan for Non-management Directors (the "Directors' Plan"). The Directors' Plan has compensation deferral and phantom stock components. Under the deferral provisions, a participating director must irrevocably elect before the beginning of a fiscal year to defer up to all (but not less than $5,000) of his or her retainer and fees for the ensuing fiscal year, select a deferral period of not less than three years and elect to receive the deferred amount in a lump sum or in a specified number of installments, not to exceed ten. All deferred amounts are payable in cash. The Directors' Plan is administered by a committee composed of the Chairman and Chief Executive Officer, the Chief Financial Officer and the General Counsel of the Company.

Like the Company's deferred compensation plan for executives, compensation deferred by Directors is converted to growth units (based on book value) at the end of the year. Non-dividend Growth Units are added to each deferral account annually to adjust for the effects of stock repurchases and other adjustments to equity.

Each Non-management Director receives 800 Phantom Stock Rights upon completion of each year of service. The value of each Phantom Stock Right as of the date of award is the fair market value of one share of common stock on the preceding date. The value at maturity is equal to the average fair market value of the Company's common stock for the six-month period immediately preceding maturity. The Phantom Stock Rights mature on the earliest of the director's (i) death, (ii) total and permanent disability, (iii) reaching age 65 if the participant is no longer a director, (iv) resignation or retirement from the Board or any other termination of Board service after age 65, (v) reaching age 70 (but in no event in the case of (iii) and (v) less than six months after the date of the award) or (vi) a change of control. Before the maturity of his or her Phantom Stock Rights, a participant must irrevocably elect to receive a lump sum payment or to defer payment of all or part of the amount pursuant to the deferred compensation component of the plan described above. Payments are made in cash. As of June, 2002, Messrs. Liberman, Reding and Sneider were each awarded 800 Phantom Stock Rights for one year of Board service completed on the day prior to their re-election at the 2002 Annual Meeting of Stockholders. The Phantom Stock Rights awarded to Mr. Liberman matured in December, 2002, and, pursuant to his election, the value at maturity was credited to his deferred compensation account.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires each of the Company's directors and officers to file with the Securities and Exchange Commission an initial report of his or her beneficial ownership of the Company's equity securities and subsequent reports of changes in ownership. To the best of the Company's knowledge, based upon a review of Forms 3, 4, and 5, all executives and directors required to comply with the requirements of Section 16(a) of the Exchange Act made timely filings except as described herein. Stephen A. Glickman, Executive Vice President, Marketing/Advertising was appointed to the Company's Executive Committee in February, 2002. Through a clerical error, his initial statement of ownership was filed late. The Company is not aware of any other late filings or of any failure to file a required form.

REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

To Our Stockholders:

The Compensation Committee annually reviews and approves base salaries and incentive opportunities for the Chief Executive Officer and other members of the Company's senior management team. We regularly review and make recommendations to the Board of Directors relating to Director compensation. As necessary, we review and approve executive employment agreements, severance arrangements and benefits. In 2002, we recommended, and the Board of Directors approved, a revised committee charter, which is set forth in Appendix D. As we deem necessary, the Committee seeks the advice of independent experts regarding executive compensation.

The Compensation Committee makes decisions regarding executive compensation on the basis of a variety of factors that reflect contributions to corporate performance and enhance total return to stockholders. Executive compensation packages include base salary, annual performance-based cash bonus awards, stock option grants, restricted stock grants, and earnings on compensation deferred from prior years under the Company's deferred compensation plans. On a limited basis, the Committee, to attract new executives, has also authorized the payment of one-time bonuses on the signing of an employment agreement. Each of the components of the Company's executive compensation package is described below.

Compensation Philosophy

With the support of the Board of Directors, the Compensation Committee continued to adhere to the following objectives in making compensation decisions in 2002, each of which the Board believes contributes to enhancing stockholder value:

1. paying for performance, both long-term and short-term;
2. emphasis on variable incentive compensation, as opposed to base compensation;
3. recognizing and rewarding the executive's contributions to the performance of the Company as a whole;
4. providing a competitive and equitable compensation program to attract, retain and motivate key executives; and
5. importantly, aligning stockholder, management and employee interests.

Base Salary

The base salaries paid to the Company's executives are based primarily on the individual's effectiveness in performing his or her responsibilities, comparison to salaries paid by other companies to their executives who hold similar positions, internal equity, overall responsibility, knowledge, and special assignments.

Annual Cash Bonus Award

In accordance with the Compensation Committee's goal of shifting greater emphasis to performance-based compensation, stockholders have approved annual incentive plans recommended by the Committee for the past eight years. The plan approved by stockholders at the 2002 Annual Meeting provided for bonus potential up to 120% of base salary for the Chairman and Chief Executive Officer and up to 100% or 80% for other named executives. Bonuses are paid based on achievement of pre-established, objective targets established annually by the Compensation Committee. Targets may be based on one or more of the following: net income, return on assets, earnings per share, total shareholder return, return on total capital, return on equity and/or cash flow. To ensure alignment with corporate strategy throughout the Company, the same threshold, target and maximum performance measures apply to incentives for all employees, with percentages appropriate to levels of responsibility. As reflected in the Summary Compensation Table the named executives received the following bonuses for fiscal year 2002: Mr. Pierson: $208,611; Mr. Hufker: $77,815; Mr. Krings: $115,895; Mr. Douglass: $63,577; Ms. Scheper: $52,981 and Mr. Tarpley: $39,735.

Stock Option Grants

Stock option grants provide a significant incentive for performance and are an effective means for aligning executive and shareholder interests. In 2002, the Committee approved options for new members of the key management group. Mr. Douglass is the only named executive who was awarded options in fiscal year 2002. He received options to purchase 20,000 shares upon joining the Company. In a departure from prior years, in 2002, the Committee suspended its practice of authorizing performance-based year-end stock option grants for executives as it is in the process of evaluating the outstanding options and their potential for dilution, the historical company philosophy for option grants and the role of options in the compensation package.

Deferred Compensation

Under two separate plans, executives may defer both base salaries and bonuses. The Key Executive Deferred Compensation Plan allows executives to defer up to 50% of base salary. For the year in which base salary is deferred, the executive earns interest on the amount deferred at a rate that mirrors the rate of growth in book value of the Company's common stock for the preceding year. In the year subsequent to the year of deferral, the amount deferred and earned interest are divided by book value to yield Growth Units that are credited to the executive.

The Company's Deferred Compensation and Stock Appreciation Rights Plan allows an executive to defer up to 50% of his or her annual incentive bonus (but not less than $5,000). The amount deferred is converted to Growth Units, which are calculated by dividing the amount deferred by book value. Under both deferral plans, executives earn appreciation on their Growth Units based on the greater of (i) changes in the Company's book value and (ii) the average U.S. Treasury bond rate for the deferral years, net of dividend equivalents, which are paid at the same rate that dividends are paid to stockholders. Non-dividend Growth Units are also credited to each deferred compensation account when there is a change in the capital structure of the Company. An example would arise when the book value of the Company declines due to events such as a share repurchase. The percentage of the Non-dividend Growth Units earned is calculated by subtracting the adjusted book value from the original book value and dividing that difference by the original book value. For fiscal year 2002, Ms. Scheper was awarded 845 Non-dividend Growth Units with a value of $6,694.

Payouts of deferred compensation, including the value of Non-dividend Growth Units, are made in accordance with irrevocable elections made by the executive at the time of election (prior to the time compensation is earned). Notwithstanding any election made by the executive, payouts commence upon the earlier of (i) death; (ii) total and permanent disability; (iii) retirement; (iv) termination of employment; or (v) a change of control.

Restricted Stock Awards

From time to time, the Committee has made stock awards in accordance with the Company's Restricted Stock Plan. The Committee determines the size of all such awards, the vesting period and any other restrictions. Historically, the restricted stock awards have vested in equal increments over a three-year period following the date of the award. Dividends are paid on restricted stock at the same rate and at the same time dividends are paid to all other stockholders.   Mr. Krings was awarded 2,500 shares of restricted stock when he joined the Company in October, 2001.

Compensation of the Chief Executive Officer

Compensation paid to the Chief Executive Officer is based on the policies and programs described above for all executives and the Board's assessment of his performance against pre-established goals. The Committee considered Mr. Pierson's leadership of a comprehensive strategic planning initiative and the immediate implementation of growth drivers, his creation of a new management structure and the significant cost reductions he achieved. For fiscal year 2002, Mr. Pierson received $525,000 in base salary and a year-end bonus of $208,611.

Compliance with IRC Section 162(m)

Although the $1 million limitation on deductibility imposed by Section 162(m) has had limited application to compensation paid to the Company's executives, the Committee intends to preserve full deductibility of executive compensation.


THE CPI CORP. COMPENSATION COMMITTEE

Lee Liberman, Chair   Edmond S. Abrain   Joanne S. Griffin   Nicholas L. Reding

COMPENSATION OF EXECUTIVE OFFICERS


The following table sets forth the compensation of the named executive officers for each of the last three years:


SUMMARY COMPENSATION TABLE


Name & Principal Position	Year	Annual Compensation (1) Salary	Bonus	Other Annual Compensation	Long-Term Compensation Restricted Stock Awards	Securities Underlying Options/SARs	All Other Compensation
(a)	(b)	(c) ($)	(d) ($)	(e) ($)	(f) ($)	(g) (#)	(h) ($)
J. David Pierson, Chairman and Chief Executive Officer and President	2002 2001 -	525,000 434,690(2) -	208,611 300,000 (3) -	0 25,018(5) -	0 0 -	0 100,000 (7) -	84(10) 238 (10) -
John M. Krings, Vice President, President - Portrait Studio Division	2002 2001 -	350,000 112,500(2) -	115,895 100,000(4) -	28,378(5) 1,707(5) -	0 35,925(6) -	0 50,000 (7) -	3,358(11) 70(10) -
Timothy A. Hufker, Senior Executive Vice President and President, Centrics Technology, Inc.	2002 2001 2000	239,520(2) 230,000 200,000	77,815 0 85,000	0 0 0	0 0 0	0 50,000(8) 1,956(9)	322,449(12) 1,176(13) 1,608(14)
Gary W. Douglass, Executive Vice President - Finance/Chief Financial Officer	2002 - -	198,462(2) - -	63,577 - -	0 - -	0 - -	20,000(7) - -	504(10) - -
Fran Scheper, Executive Vice President - Human Resources	2002 2001 2000	200,000 196,000 188,000	52,981 25,000 100,000	0 0 0	0 0 0	0 0 1,893(9)	4,083(11) 323 (10) 1,442 (14)
Richard L. Tarpley, Executive Vice President, Manufacturing	2002 2001 2000	200,000 196,000 188,000	39,735 - 100,000	0 0 0	0 0 0	0 0 1,893(9)	3,259(11) 1,216(13) 658(14)

(1)   Annual Base Salary amounts earned for the respective fiscal year, even if deferred under the Company's Deferred Compensation and Stock Appreciation Rights Plan approved by stockholders in 1992.

(2)   Actually paid for period of year served. Mr. Pierson joined the Company in March, 2001, Mr. Krings in October, 2001, and Mr. Douglass in April, 2002. Mr. Hufker resigned in January, 2003.

(3)   Signing bonus of $100,000 awarded upon joining the Company and guaranteed first year bonus of $200,000.

(4)   Signing bonus of $50,000 awarded upon joining the Company and guaranteed first year bonus of $50,000.

(5)   Represents tax gross-up for reimbursement of moving expenses.

(6)   Value of 2,500 shares awarded upon commencement of service at the then-current market price of $14.37/share. Shares vest in equal increments over three years. Dividends are paid on restricted shares. As of the end of fiscal year 2002, Mr. Krings held 1,667 shares of unvested restricted stock with a market value of $13.99 per share and a total value of $23,321. The value of the portion of the original award that vested in fiscal year 2002 (833 shares) was $11,654 at the end of fiscal year 2002.

(7)   Options awarded upon commencement of service.

(8)   Options awarded upon promotion and forfeited upon resignation in January, 2003.

(9)   Options awarded on February 3, 2001, for 2000 performance under an annual option bonus program for key executives adopted in 1992.

(10)   Life insurance premiums.

(11)   Life insurance premium of $84 for Mr. Krings, $336 for Ms. Scheper and $420 for Mr. Tarpley plus employer contribution of stock to the Company's profit sharing (401(k)) plan as follows: $3,274 for Mr. Krings, $3,747 for Ms. Scheper, and $2,839 for Mr. Tarpley.

(12)   Life insurance premium of $504; employer contribution of stock to the Company's profit sharing (401(k)) plan in the amount of $5,359; plus $316,586 paid under Resignation and Release Agreement, including $182,046 in settlement of supplemental retirement benefits to which Mr. Hufker was entitled under his Employment Agreement.

(13)   Life insurance premiums of $504 for Mr. Hufker and $407 for Mr. Tarpley plus employer contribution to the Company's profit sharing (401(k)) plan in the amount of $672 for Mr. Hufker and $809 for Mr. Tarpley.

(14)   Life insurance premiums of $610 for Mr. Hufker, $444 for Ms. Scheper and $570 for Mr. Tarpley plus employer contribution of stock to the Company's profit sharing (401(k)) plan in the amount of $998 for Mr. Hufker, $998 for Ms. Scheper and $88 for Mr. Tarpley.

Options/SAR Grants in Last Fiscal Year

The following table sets forth information concerning stock option grants made in the last fiscal year to the individuals named in the Summary Compensation Table:

Individual Grants					Potential Realized Value Assumed Annual Rate of Stock Appreciation for Option Term	
Name (a)	Options Granted (#) (b)	% of Total Options Granted to Employees in Fiscal Year (c)	Exercise or Base Price ($/Shares) (d)	Expiration Date (e)	5% (4) ($) (g)	10% (4) ($) (h)
J. David Pierson	0	0%	$0	n/a	n/a	n/a
John M. Krings	0	0%	$0	n/a	n/a	n/a
Timothy A. Hufker	0	0%	n/a	n/a	n/a	n/a
Gary W. Douglass	20,000(1)	14.9%	$16.50	4/8/2010	$157,560	$377,384
Fran Scheper	0	0%	n/a	n/a	n/a	n/a
Richard L. Tarpley	0	0%	n/a	n/a	n/a	n/a
All Stockholders	n/a	n/a	n/a	n/a	$52,806,051(3)	$126,484,178(3)
All Optionees	133,954	100%	$13.74(2)	4/2010-11/2010	$878,770	$2,104,807
Gain for all Optionees as % of All Stockholder Gain	n/a	n/a	n/a	n/a	1.66%	1.66%

(1)   Options granted upon commencement of employment. Options vest in 25% increments commencing one (1) year from date of grant and expire eight (8) years from grant date.

(2)   Weighted average exercise price for all options granted.

(3)   Gain for all stockholders was determined based on (a) the 8,049,703 shares outstanding as of the end of fiscal year 2002 (February 1, 2003); (b) an average per share exercise price of $13.74; and (c) an eight (8) year term, the term of the majority of the options.

(4)   Pre-tax gain. The amounts shown for 5% and 10% appreciation are projections required by SEC rules and are not intended to forecast possible future appreciation, if any, of the stock price of the Company. The Company did not use an alternative formula for a grant date valuation because the Company is not aware of any formula that will determine with reasonable accuracy a present value based on future unknown factors. The market price used for calculating potential realizable value for options awarded to the named executives is the average of the closing prices listed on the last business day preceding award. The calculation is also based on a term of eight (8) years.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth information concerning option and SAR exercises in the last fiscal year, and options and SARs remaining unexercised at February 1, 2003, by the individuals named in the Summary Compensation Table:

Name	(1) Shares Acquired On Exercise of Option/# of Securities Underlying SARs	Value Realized	Number of Unexercised Options/SARs at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
		($)		
(a)	(b)	(c)	(d)	(e)
J. David Pierson	0/0	$0/$0	25,000/75,000	$0/$0
John M. Krings	0/0	$0/$0	12,500/37,500	$0/$0
Timothy A. Hufker	0/0	$0/$0	6,124/0	$0/$0
Gary W. Douglass	0/0	$0/$0	0/20,000	$0/$0
Fran Scheper	0/0	$0/$0	6,891/5,139	$0/$0
Richard L. Tarpley	0/0	$0/$0	6,891/5,139	$0/$0

(1) There were no outstanding SARs in fiscal year 2002.

(2) Exercisable options carry an exercise price from $14.37 to $25.94. As of fiscal year end, market value was $13.99.

Retirement Plan

The following table shows the estimated annual pension benefit payable to a covered participant at normal retirement age (65) under the Company's qualified Retirement Plan and Trust.

PENSION PLAN TABLE
YEARS OF SERVICE

Remuneration	10	15	20	25	30	35	40
$25,000	$2,500	$3,750	$5,000	$6,250	$7,500	$8,750	$10,000
$50,000	$5,000	$7,500	$10,000	$12,500	$15,000	$17,500	$20,000
$75,000	$7,500	$11,250	$15,000	$18,750	$22,500	$26,250	$30,000
$100,000	$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
$125,000	$10,500	$15,750	$21,000	$26,250	$31,500	$36,750	$42,000
$150,000	$11,000	$16,500	$22,000	$27,500	$33,000	$38,500	$44,000
$175,000	$11,500	$17,250	$23,000	$28,750	$34,500	$40,250	$46,000
$200,000	$12,000	$18,000	$24,000	$30,000	$36,000	$42,000	$48,000

(All dollar amounts in the above chart are annualized.)

The Company maintains a defined benefit Retirement Plan (the "Plan") for all qualifying employees of the Company. As of the end of the 2002 fiscal year, the years of credited service for purposes of computing retirement benefits under the Plan for the named executives are as follows: Mr. Pierson - 2, Mr. Hufker - 15, Mr. Krings - 1, Mr. Douglass - 0, Ms. Scheper - 36, and Mr. Tarpley - 33.

The Plan entitles a participant to a normal monthly retirement benefit upon retirement at or after age 65 equal to 1% of average monthly gross earnings (including base salary and bonus) from and after January 1, 1998, multiplied by the number of years of the participant's service. Until 2002, the maximum annual compensation recognized in computing benefits was $100,000. Commencing with 2002, the maximum annual compensation recognized in computing benefits increased to $200,000, as adjusted by the Internal Revenue Service for cost-of-living increases in future years.

In lieu of a monthly retirement benefit, a participant may elect to convert to a contingent annuitant option (which provides retirement benefits payable to the participant during his or her lifetime and to his or her beneficiary after the participant's death), or to an option for life annuity with a guaranteed number of monthly payments, payable first to the participant, with any remaining amounts payable to his or her beneficiary. The Plan provides for a reduced benefit for early retirement beginning at age 55. Benefits are fully vested after five years of service. The Company periodically makes actuarially determined contributions to the Plan. No deductions are made for social security benefits.

The named executive officers are also entitled to receive supplemental retirement benefits pursuant to their employment agreements, as discussed more fully below.

Employment Contracts, Termination of Employment and Change of Control Arrangements

During fiscal year 2002, the Company employed the named executives under employment agreements that establish base compensation, bonus and remuneration in the event of a Change of Control. In the event Mr. Pierson's employment is terminated (other than for Cause) prior to a Change of Control, the Company must continue to pay his base salary for two years. Under the same circumstances, the Company is required to pay Mr. Krings and Mr. Douglass for one year and Ms. Scheper and Mr. Tarpley for six months. If the Company terminates the employment of any of the named executives other than for Cause after a Change of Control, the executive is entitled to receive a lump sum equal to two years' base compensation.

An executive whose employment is not terminated after a Change of Control is entitled to continue in a comparable position. The executive's base salary cannot be reduced and, after a Change of Control, his or her bonus cannot be less than the highest bonus he or she received during any of the three completed fiscal years preceding the Change of Control. For any employment period following a Change of Control, the executive is also entitled to continue to participate in compensation plans and programs and benefit plans that are at least equivalent to those provided before the Change of Control. Upon a Change of Control, each executive becomes fully vested with regard to supplemental retirement benefits.

Under their employment agreements, all of the named executive officers are entitled to receive supplemental retirement benefits that vest at the rate of 10% for each year of service. The maximum benefit is 40% of the highest base salary from and after fiscal year 1997, not to exceed $150,000 annually, for twenty years. These payments commence on the later of (i) age 65 or (ii) the date of retirement. The Company's aggregate liability for these benefits will be offset in part by the proceeds of Company-owned life insurance policies, for which the Company is the named beneficiary. The Company made insurance premium payments in fiscal year 2002 of $110,599 for Mr. Pierson, $80,747 for Mr. Krings, $12,219 for Mr. Douglass, $13,301 for Mr. Tarpley, $22,430 for Mr. Hufker and $115,537 for Ms. Scheper.

Beneficiaries of a named executive officer who dies prior to retirement receive death benefits under the same formula as applies to the supplemental retirement benefit. The benefits vest at the rate of 10% for each year of service up to maximum annual payments equal to 40% of the executive's highest base salary from and after 1997, not to exceed $150,000, for twenty years after the date of the executive's death. An officer who becomes disabled while actively employed is entitled to receive 40% of his or her highest base salary from and after 1997, not to exceed $150,000, until the earlier of (i) the date of his or her death or (ii) the date he or she attains age 65, at which time either the death benefit or the supplemental retirement benefit commences. The disability benefit also vests at the rate of 10% per year of service. The supplemental retirement and death benefits provided for under the employment contracts survive the term of employment, unless the executive is terminated for Cause (as defined in the agreement).

Pursuant to a Settlement and Release Agreement, Mr. Hufker received $134,540, the present value of thirty weeks of base compensation and vacation and $182,046 in settlement of his supplemental retirement benefit. Mr. Hufker released the Company from any further obligations related to his employment. Options previously granted to Mr. Hufker that were vested as of his last day of employment will expire on the earlier of their original expiration date or two years after his last day of employment.

Certain of the Company's employee benefit plans provide for acceleration of the payment of benefits upon a Change of Control, including the Restricted Stock Plan, the Deferred Compensation and Stock Appreciation Rights Plan, the Key Executive Deferred Compensation Plan and the Stock Option Plans. If any such accelerated benefits plus the severance amounts payable in the event of a Change of Control result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code or any similar tax, each named executive is also entitled to the amount of the tax. In the event of a Change of Control, deferred compensation accounts are valued at the amount deferred, net of payments made, plus the greater of (i) the average treasury bond rate for the deferral years, reduced by dividend equivalents previously paid or (ii) enhanced book value. Under deferred compensation plans for the executives (and for non-employee directors, described on page 11), enhanced book value means book value multiplied by a fraction, the numerator of which is the average consideration per share of common stock received by stockholders pursuant to stock sales or other transactions which resulted in the Change of Control and the denominator of which is the average fair market value of a share of common stock over the 30 day period immediately preceding the announcement of the transactions which resulted in the Change of Control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December, 2002, the Company announced that it was in the process of transferring certain technology development activities, previously performed by its subsidiary Centrics Technology, Inc., back into its internal information technology department and that it would no longer offer consulting services and software development to third parties. The Company also stated that it was engaged in negotiations to sell the stock of Centrics Technology, Inc., to Centrics' management.   Those negotiations subsequently ended without agreement, and the Company reintegrated the software development activities related to its portrait studios in mid-January, 2003.

On January 21, 2003, the Company executed a Master Services Agreement for software development services with Centrics, LLC, a company formed by the prior management of Centrics Technolgy, Inc., including Timothy A. Hufker, who had served as President of Centrics Technology, Inc., and who was a Senior Executive Vice President of the Company until January 17, 2003. The Master Services Agreement has a term of one year and provides for Centrics, LLC's performance of services pursuant to individual statements of work agreed to by the parties from time to time. Under the initial statement of work, the Company contracted for services to be provided by employees of Centrics, LLC for a period of thirteen weeks. The Company paid a retainer of $30,000 against services to be performed under the initial statement of work. Through February 1, 2003, the Company's payments under the Master Services Agreement totaled approximately $75,000. Further payments will occur during the Company's current fiscal year.

Centrics, LLC also subleased on a month-to-month basis a portion of the leased space previously occupied by Centrics Technology, Inc. Either party may terminate the sublease upon 30 days' prior notice. The Company retained a real estate broker to seek one or more subtenants for the entire space leased by Centrics Technology, Inc. at the same rates paid by Centrics, LLC, but it has not attracted any other subtenants. Finally, the Company assigned the trademark "Centrics" to Centrics, LLC for nominal consideration.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN
CPI Corp., S&P 500 Stock Index, and Russell 2000*



	1998	1999	2000	2001	2002	2003
CPY	100.00	116.14	106.50	92.03	72.27	67.84
S&P 500	100.00	132.20	145.79	144.53	121.25	93.52

The Russell 2000 index was selected because it encompasses similarly-sized companies to the Company.
-----
*   Total return assumes reinvestment of dividends and $100 invested as of the measurement date in the Company's common stock, the S&P 500 and the Russell 2000. The measurement dates for purposes of determining the stock price for the Company correspond to the fiscal year-end (i.e. the first Saturday in February of each year reflected). The corresponding measurement dates for the S&P 500 and the Russell 2000 are January 31st of each of the years reflected.

RATIFICATION OF INDEPENDENT AUDITORS (Proxy Item No. 2)

The Audit Committee has selected KPMG LLP, independent certified public accountants, to audit the accounts of the Company and its subsidiaries for its current fiscal year ending February 7, 2004. Although the appointment of independent public accountants is not required to be approved by the stockholders, the Board believes that stockholders should participate in the appointment through ratification. If a majority of the stockholders voting do not ratify the appointment, the Board will reconsider the appointment. No member of KPMG LLP, or any associate thereof, has any financial interest in the Company or in its subsidiaries.

A representative of KPMG LLP will be present at the Meeting and will be given the opportunity to make a statement and to answer questions any stockholder may have with respect to the financial statements of the Company for the fiscal year ended February 1, 2003.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG LLP as independent auditors for fiscal 2003.

The affirmative vote of the majority of the shares present in person or represented by Proxy at the Annual Meeting is required for ratification of this appointment.

OTHER INFORMATION

Proxies, ballots, and voting tabulations identifying stockholders are secret and will not be available to anyone, except as necessary to meet legal requirements.

The Company's Annual Report to stockholders, including financial statements, was mailed simultaneously with this Proxy Statement on or about May 16, 2003, to stockholders of record as of April 24, 2003.

A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K MAY BE OBTAINED WITHOUT CHARGE FROM THE SECRETARY OF THE COMPANY UPON WRITTEN REQUEST TO HER AT 1706 WASHINGTON AVENUE, ST. LOUIS, MISSOURI 63103.

By Order of the Board of Directors,



JANE E. NELSON
Secretary and General Counsel

Dated: May 16, 2003

APPENDIX A - CORPORATE GOVERNANCE GUIDELINES

1. Board Size; Director Qualifications

The CPI by-laws authorize up to nine directors. The Board currently consists of eight directors. The Board would be willing to add more directors based on the availability of one or more outstanding candidates. Similarly the Board is willing to reduce the size of the Board, or maintain vacancies if it cannot recruit directors who meet its qualifications and needs. A majority of the directors must meet the criteria for independence established by the Securities Exchange Act of 1934 and regulations issued thereunder and the rules of the New York Stock Exchange. The Chief Executive Officer shall be the only member of management who serves as a director.

The Nominating and Governance Committee shall review with the Board, on an annual basis, the skills and characteristics of prospective Board members as well as the composition of the Board as a whole. This review will include each individual's qualifications as independent and consideration of diversity, age, skills, and experience in the context of the needs of the Board.

Directors who change the responsibility they held when they were elected to the Board should advise the Nominating and Governance Committee of such change and volunteer to resign from the Board. It is not the sense of the Board that in every instance the directors who retire or change from the position they held when they came on the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, through the Nominating and Governance Committee, to review the potential impact and impact on Board make-up under the circumstances.

Directors should advise the Chairman of the Board and the Chairman of the Nominating and Governance Committee in advance of accepting an invitation to serve on another public company board or on the audit or compensation committees of any other public company.

In recognition of the value of continuity of Directors who have developed insight into and experience with the Company, its operations and its industry, there is no limit on the number of terms a director may be elected to the Board. No director may be nominated to a new term if he or she would be age 72 or older at the time of the election; provided, however that this restriction shall not apply to any incumbent director who has achieved 72 years of age as of the date of adoption of these Guidelines.

2. Director Responsibilities

Directors should exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders. In discharging that obligation, directors should be entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Directors should review the materials that are sent to them in advance of their meetings and shall preserve the confidentiality of non-public materials given to them.

The Chairman will establish the agenda for each Board meeting in consultation with the other Directors. Each Board member may request items for the agenda or raise items that are not on the Agenda at any meeting. The Board will review the Company's long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year. Each Director is expected to disclose to the other members of the Board any potential conflicts of interest he or she may have with respect to any matter addressed by the Board and, if appropriate, to refrain from voting on any such matter.

The non-management directors will meet in executive session regularly, with the Chairman of the Nominating and Governance Committee presiding. The process by which any interested party may contact the Chairman of the Nominating and Governance Committee will be published in the Company's annual proxy statement.

The Board has no policy with respect to the separation of the offices of Chairman and Chief Executive Officer. The Board believes that this issue is part of the succession planning process and that it is in the best interests of the Company for the Board to make a determination when it elects a new chief executive officer.

The Board believes that senior management provides the public voice for the Company. Except in unusual circumstances or as required by committee charter, Directors who receive inquiries about the Company from institutional investors or the media should refer them to the Chief Executive Officer or other appropriate officer of the Company.

3.   **Board Committees**

The Board will have an Audit Committee, a Compensation Committee, a Finance and Investment Committee and a Nominating and Governance Committee. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

All of the members of these committees will be independent directors under the criteria established by the New York Stock Exchange. Committee members and the Chairs of each committee will be appointed by the Board upon recommendation of the Nominating and Governance Committee, with consideration of the desires of individual directors. It is the sense of the Board that consideration should be given to rotating committee members periodically, but the Board does not believe it is prudent to mandate rotation.

The charter for each committee will set forth the purposes and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations. The charters will also provide that each committee will annually evaluate its performance.

The Chairman of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chairman of each committee, in consultation with the appropriate members of the committee and management, will develop the committee's agenda.

4.   **Director Access to Officers, Employees and Independent Advisors**

Directors have full and free access to officers and employees of the Company. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The Board of Directors and each committee, to the extent set forth in the applicable committee charter, may retain independent legal, financial and other advisors, as they deem necessary or appropriate, at the expense of the Company.

5.   **Director Compensation**

The form and amount of director compensation will be determined by the Compensation Committee in accordance with the policies and principles set forth in its charter, and the Compensation Committee will regularly review director compensation. No director may receive any compensation, directly or indirectly, from the Company except for fees arising from his or her service as a director.

6.   **Director Orientation and Continuing Education**

All new directors are expected to participate in the Company's orientation program. This orientation will include presentations by senior management to familiarize new directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance procedures, its Code of Business Conduct and Ethics, its principal officers, and its internal and independent auditors. Other directors are also invited to attend the orientation program. The Company and the Board of Directors encourages and will facilitate opportunities for all directors to obtain other resources and sessions for continuing education to assist them in meeting director responsibilities and staying abreast of emerging issues relevant to public companies.

7. CEO Evaluation and Management Succession

The Nominating and Governance Committee will establish a process for and lead the Board of Directors in developing annual goals and responsibilities for the CEO and lead the Board in evaluating the CEO's performance on the basis of the previously approved goals and responsibilities.

The Nominating and Governance Committee will develop for Board approval and implementation policies and procedures to nominate and evaluate potential successors to the CEO and other members of senior management, including a short-term plan for short-term delegation of authority in the event the CEO is unexpectedly unable to perform his or her duties. The CEO should make available his or her recommendations and evaluations for potential successors, along with a review of any development plans recommended for such individuals.

8. Performance Evaluations

The Board of Directors will conduct regular evaluations of the Board, each committee of the Board and individual directors. The Nominating and Governance Committee will facilitate all such evaluations and report to the Board upon completion of Board and committee evaluations. The Chairman of the Nominating and Governance Committee will report to each individual director his or her evaluation. The assessment will focus on the contributions by the Board, its committees and individual directors to the Company and identify areas for improvement.

9. Amendments, Modification and Waiver

These guidelines may be amended, modified or waived by the Board of Directors. The Nominating and Governance Committee may also grant waivers, subject to disclosure and other provisions of the Securities and Exchange Act of 1934, the rules promulgated thereunder and the rules of the New York Stock Exchange.

APPENDIX B - CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

For many years, CPI has enjoyed a reputation for high ethical standards in business and civic arenas. That reputation has been built--and must be maintained--on the basis of the conduct of all who represent our Company. This Code of Business Conduct and Ethics reflects the standards CPI employees, officers and directors are expected to observe to maintain and enhance our quality business practices. Underlying this Code are the fundamental requirements of honesty and good faith in all actions that reflect on the Company and our people. Employees, officers and Directors are expected to honor this spirit as well as the letter of the principles expressed in this document. Even the appearance of improper conduct must be avoided.

This Code covers a broad range of business practices and procedures, but it does not cover every issue that may arise. Always err on the side of caution and if you have any questions about any part of this Code or its application in a particular circumstance, please contact your supervisor, the Executive Vice President of Human Resources or the General Counsel for guidance.

1.   Compliance with Laws, Rules and Regulations

All employees, officers and directors must respect and obey the laws, rules and regulations applicable in the jurisdictions in which we operate. You are not expected to know the details of these laws, but you should attend training sessions sponsored by the Company that cover legal issues that apply to your area of responsibility and seek advice from supervisors or the Legal Department as necessary.

2.   Conflicts of Interest

All employees, officers and directors must be scrupulous in avoiding a conflict with the Company's interests. A "conflict of interest" exists when a person uses or appears to use their position in any way that may interfere with the interests of the Company. A conflict can arise when an employee, officer or director takes actions or has interests that may influence his or her ability to discharge his or her duties properly or make it difficult to perform his or her work on behalf of the Company. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. The following are examples of situations that present a conflict of interest:

- Owning a financial interest in any outside company that provides or seeks to provide goods or services to CPI;

- Receiving any benefit from an outside company or person, directly or indirectly, (other than as a normal customer or shareholder) as a result of having the authority to influence Company decisions;

- Receiving a loan or a guarantee of obligation from an outside company (other than as a normal customer);

- Purchasing, trading or dealing with real estate which CPI purchases, sells or leases;

- Holding a position, such as owner, partner, manager, distributor or major shareholder, that may involve receipt of a benefit of any kind from a competitor or other outside company that could interfere with the best interests of CPI. (This does not preclude a family member of any employee, officer or director from holding such a position, but it does require vigilance to avoid any conflict of interest.)

The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf, for no remuneration except compensation from CPI for performing the functions of your position.

Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or the Legal Department. Any employee, officer or director who becomes aware of a conflict or potential conflict should promptly disclose it to his or her supervisor or the Legal Department.

3.   Gift Giving and Receiving

The purpose of business entertainment and gifts is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, officer or director, or a family member, unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts that you are not certain are appropriate.

4.   Insider Trading

Employees, officers and directors who have access to or knowledge of confidential or non-public information are not permitted to buy, sell or otherwise trade CPI stock, whether or not they are relying on that information. They are also prohibited from sharing that information with others. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to disclose it to others who might make an investment decision on the basis of this information is not only a violation of this Code and unethical, it is also illegal. If you have any questions, please consult the Legal Department.

5.   Corporate Opportunities

Employees, officers and directors are prohibited from (a) taking for themselves personally any opportunities that belong to the Company or that are discovered through the use of Company property, information or position; (b) using corporate property, information, or position for improper personal gain, and (c) competing with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its interests when the opportunity arises.

6.   Competition and Fair Dealing

CPI seeks competitive advantages through superior performance, never through unethical or illegal business practices. Each employee, officer and director should respect the rights of and deal fairly with the Company's customers, suppliers, competitors and other employees. No employee should take unfair advantage of anyone through manipulation, concealment, use of privileged information, misrepresentation or any other unfair practice.

7.   Discrimination and Harassment

The diversity of the Company's customers, employees and suppliers is a valuable asset. CPI is firmly committed to providing equal opportunity in all aspects of service and employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include unwelcome sexual advances and derogatory comments based on racial or ethnic characteristics or religious beliefs.

8.   Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions and comply with all public reporting requirements.

For example, only the true and actual number of hours worked should be reported. Business expense accounts must be only for authorized business purposes and must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or seek advice from the Financial Services Department.

All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation and approved by the Chief Financial Officer.

Business records and communications often become public or may be used in litigation. Avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and other companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company's record retention policies. If litigation or governmental investigation is anticipated or underway that may require documents under your control, contact the Legal Department.

9.   Confidentiality

Employees, officers and directors must maintain the confidentiality of non-public information disclosed by the Company, its suppliers or its customers, except when disclosure is authorized by the Legal Department or required by law or regulation. The obligation to preserve confidential information continues even after employment ends.

10.   Protection and Proper Use of Company Assets

All employees, officers and directors should protect the Company's assets and ensure their efficient use for business purposes. Theft, carelessness, and waste have a direct impact on the Company's profitability. Company equipment should not be used for non-Company business.

The obligation of employees to protect the Company's assets includes its proprietary information, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, ideas, designs, databases, records, salary information and any unpublished financial data and reports and customer information. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

11.   Public Company Reporting

As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be accurate and timely. Any employee, officer or director may be called upon to provide necessary information to assure the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt, accurate answers to inquiries related to the Company's public disclosure requirements.

12.   Amendments and Waivers of the Code of Business Conduct and Ethics

Only the Board of Directors may make any amendment to this Code. A waiver may be granted by the Board or by the Nominating and Governance Committee of the Board, subject to disclosure and other applicable requirements of the Securities and Exchange Commission and the New York Stock Exchange.

13.   **Reporting any Illegal or Unethical Behavior**

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed or suspected illegal or unethical behavior or violations of this Code. If for any reason you are not comfortable approaching a supervisor, you may contact any member of management or the Legal Department. If you request that any reports of suspected unethical or illegal behavior be held in confidence, the Company will, to the fullest extent possible, honor that request. The Company will not allow retaliation of any kind for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct. A violation of this Code and failure to cooperate in any investigation of a suspected violation may result in disciplinary action, up to and including termination of employment.

14.   **Accounting Complaints**

It is a policy of CPI to comply with all applicable financial reporting and accounting regulations. Any employee, officer or director who has concerns or complaints about accounting or auditing matters is encouraged to report them to the Audit Committee of the Board of Directors. Any such report may be made to the Chairman of the Audit Committee at the offices of the Company and it will be forward promptly and confidentially. In addition, calls made to the Company's Fraud Hotline, 866-292-4935, relating to concerns or complaints about accounting or auditing matters will be forwarded to the Chairman of the Audit Committee. Subject to its duties under law or legal proceedings, the Audit Committee will treat complaints and concerns it receives about suspected accounting or auditing issues confidentially. No employee, officer or director will be subject to disciplinary action or other retaliation for reports or complaints made in good faith.

15.   **Compliance Procedures**

We must all work to ensure prompt and consistent action against violations of this Code. Since we cannot anticipate every situation that will arise, here are some guidelines to keep in mind:

- Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

- Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

- Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

- Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being included in the decision-making process. Remember that it is your supervisor's responsibility to help solve problems.

- If you are unsure of what to do in any situation, seek guidance <u>before you act.</u>

APPENDIX C - AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

Committee Membership

The Audit Committee shall consist of no fewer than three members, at least one of whom shall possess accounting or related financial management expertise and all of whom shall meet the independence and financial literacy experience requirements of the New York Stock Exchange.

The members of the Audit Committee shall be appointed by the Board on the recommendation of the Nominating and Governance Committee and shall serve until their successors are appointed. Audit Committee members may be replaced by the Board.

Committee Authority and Responsibilities

1.   The Audit Committee shall have the sole authority to appoint or replace the independent auditor and shall approve all audit engagement fees and terms and all significant non-audit engagements with the independent auditor. The Audit Committee shall consult with management but shall not delegate these responsibilities.

2.   The Audit Committee may form and delegate authority to subcommittees when appropriate.

3.   The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

4.   The Audit Committee shall meet with management, the internal auditors and the independent auditor in separate executive sessions at least quarterly.

5.   The Audit Committee may also, to the extent it deems necessary or appropriate, meet with the Company's investment bankers or financial analysts who follow the Company.

6.   The Audit Committee shall make regular reports to the Board.

7.   The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

8.   The Audit Committee shall annually review the Audit Committee's own performance.

9.   In fulfilling its responsibilities with regard to financial and disclosure matters, the Audit Committee shall:

   A. Review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis and, certifications of the Chief Executive Officer and the Chief Financial Officer and recommend to the Board whether the audited financial statements should be included in the Company's Form 10-K;

   B. Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the filing of its Form 10-Q, including the results of the independent auditors' reviews of the quarterly financial statements and the certifications of the Chief Executive Officer and the Chief Financial Officer;

C. Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls, the development, selection and disclosure or critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company's financial statements;

D. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies;

E. Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements;

F. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies;

G. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. In particular, discuss:

   i.   The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

   ii.   The management letter provided by the independent auditor and the Company's response to that letter; and

   iii.   Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

10.   In fulfilling its responsibilities with regard to the oversight of the Company's relationship with the independent auditor, the Audit Committee shall:

A. Review the experience and qualifications of the senior members of the independent auditor team;

B. Obtain and review a report from the independent auditor at least annually regarding (i) the auditor's internal quality-control procedures, (ii) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (iii) any steps taken to deal with any such issues, and (iv) all relationships between the independent auditor and the Company;

C. Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and the internal auditor. The Audit Committee shall present its conclusions to the Board and, if so determined by the Audit Committee, recommend that the Board take additional action to satisfy itself of the qualifications, performance and independence of the auditor;

D. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner more often than once every five years or even the independent auditing firm itself on a regular basis;

E. Recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor who were engaged on the Company's account;

F. Discuss with the national office of the independent auditor issues on which they were consulted with the national office regarding accounting matters and by the Company's audit team and matters of audit quality and consistency; and

G. Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

11. In fulfilling its responsibilities with regard to oversight of the Company's internal audit function, the Audit Committee shall:

A. Review the appointment and replacement of the senior internal auditing executive;

B. Review and approve the annual internal audit plan; and

C. Review the significant reports to management prepared by the internal auditing department and management's responses.

12. In fulfilling its compliance oversight responsibilities, the Audit Committee shall:

A. Discuss with the independent auditor, the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit;

B. Obtain from the independent auditor assurance that Section 10A of the Securities Exchange Act of 1934 has not been implicated;

C. Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics;

D. Review reports and disclosures of insider and affiliated party transactions;

E. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics;

F. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies; and

G. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

13. The Audit Committee shall perform such other functions and duties as the Board may assign.

Limitation of Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

APPENDIX D - COMPENSATION COMMITTEE CHARTER

Purpose

The Compensation Committee is appointed by the Board to discharge the Board's responsibilities relating to compensation of the Company's directors, officers and other key executives. The Committee has overall responsibility for approving and evaluating the director, officer and other key executive compensation plans, policies and programs of the Company.

The Compensation Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement.

Committee Membership

The Compensation Committee shall consist of no fewer than three members, all of whom shall meet the independence requirements of the New York Stock Exchange.

The members of the Compensation Committee shall be appointed by the Board on the recommendation of the Nominating and Governance Committee and shall serve until their successors are appointed. Compensation Committee members may be replaced by the Board.

Committee Authority and Responsibilities

1.   The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or senior executive compensation and shall have sole authority to approve the consultant's fees and other retention terms.

2.   The Compensation Committee shall annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and establish the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee will consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

3.   The Compensation Committee shall annually review and make recommendations to the Board with respect to the compensation of all directors, officers and other key executives, including incentive compensation plans and equity-based plans.

4.   The Compensation Committee shall annually review and approve, for the CEO and other senior executives of the Company, (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits.

5.   The Compensation Committee may form and delegate authority to subcommittees when appropriate.

6.   The Compensation Committee shall make regular reports to the Board.

7.   The Compensation Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

8.   The Compensation Committee shall annually review its own performance.

9.   The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

10.   The Compensation Committee shall serve as the Stock Option Committee in accordance with the Company's Stock Option Plans.

11.   The Compensation Committee shall perform such other functions and duties as the Board may assign.

APPENDIX E - NOMINATING AND GOVERNANCE COMMITTEE CHARTER

Purpose

The Nominating and Governance Committee is appointed by the Board to

(1) assist the Board by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders;

(2) develop and recommend to the Board the Corporate Governance Guidelines applicable to the Company;

(3) lead the Board in its annual review of performance by the Chairman and CEO, the Board's, committees and individual directors performance; and

(4) recommend to the Board director nominees for each committee.

Committee Membership

The Nominating/Governance Committee shall consist of no fewer than three members, all of whom shall meet the independence requirements of the New York Stock Exchange.

The members of the Nominating/Governance Committee shall be appointed and replaced by the Board and shall serve until their successors have been appointed and qualified.

Committee Authority and Responsibilities

The Nominating and Governance Committee shall have the following authority and responsibilities:

(1) to develop, in consultation with the Board, criteria for Board membership;

(2) to actively seek individuals qualified to become board members for recommendation to the Board;.

(3) to retain and terminate any search firm used to identify director candidates and to approve the search firm's fees and other retention terms;

(4) to recommend chairmen and committee members of each of the standing committees of the Board;

(5) to solicit comments from all directors and report annually to the Board with an assessment of the Board's performance, such assessment to be discussed with the full Board following the end of each fiscal year and to retain such outside services as it deems necessary or desirable to assist is assessing the Board's performance;

(6) to develop a succession plan for the Chief Executive Officer and other key members of management and to recommend to the Board a successor in the event of a vacancy in the office of Chief Executive Officer;

(7) to develop, review and reassess the adequacy of the Corporate Governance Guidelines of the Company and recommend any proposed changes to the Board for approval;

(8) to establish a process for and lead the Board in developing annual goals and accountabilities for the CEO and lead the Board in evaluating the CEO's performance on the basis of the previously approved goals and responsibilities;

(9) to facilitate regular performance evaluations for the Board, each committee of the Board and individual directors and report to the Board upon completion of the Board and committee

evaluations. The Chairman of the Nominating and Governance Committee will report to each individual director the results of his or her evaluation;

(10) to form and delegate authority to subcommittees when appropriate;

(11) to make regular reports to the Board;

(12) to review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval;

(13) to annually review its own performance;

(14) to obtain advice and assistance from internal or external legal, accounting or other advisors; and

(15) to perform such other functions as the Board of Directors may assign.

.

APPENDIX F - FINANCE AND INVESTMENT COMMITTEE CHARTER

Purpose

The Finance and Investment Committee is appointed by the Board to monitor the Company's investment policies and performance and financing strategies performance, policies and strategy. In addition, it is responsible for reviewing the performance of 401(k) and pension fund money managers. The Committee is charged with overseeing the measurement and monitoring of employee satisfaction with 401(k) service providers. Finally, the Committee is to make recommendations to the Board regarding the sound management of the Company's financial resources.

Committee Membership

The Finance and Investment Committee shall consist of no fewer than three members, all of whom shall meet the independence requirements of the New York Stock Exchange.

The members of the Finance and Investment Committee shall be appointed by the Board on the recommendation of the Nominating and Governance Committee and shall serve until their successors are appointed. Finance and Investment Committee members may be replaced by the Board.

Committee Authority and Responsibilities

1. The Finance and Investment Committee shall regularly review and recommend to the Board a dividend policy.

2. The Finance and Investment Committee shall review and monitor compliance with financing plans and asset and liability management.

3. The Finance and Investment Committee shall review and evaluate investment policies and performance for the Company's pension and 401(k) plans, and corporate funds and make such recommendations as they deem necessary or appropriate to ensure sound management of the Company's assets and the Company's ability to meet employee plan obligations.

4. The Finance and Investment Committee shall discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

5. The Finance and Investment Committee may form and delegate authority to subcommittees when appropriate.

6. The Finance and Investment Committee shall make regular reports to the Board.

7. The Finance and Investment Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

8. The Finance and Investment Committee shall annually review its own performance.

9. The Finance and Investment Committee shall also have authority to obtain advice and assistance from internal or external financial, legal, accounting or other advisors.

10. The Finance and Investment Committee shall perform such other functions and duties as the Board may assign.